iShares® Gold Trust Micro

c/o iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, CA 94105

January 30, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® Gold Trust Micro
Request to Withdraw Registration Statement on Form S-1
File No. 333-228469

Ladies and Gentlemen:

iShares Gold Trust Micro (the "Trust"), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No. 333-228469) (the "Registration Statement"), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on November 19, 2018.

The Trust has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. The Trust believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Trust requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Trust's account for future use.

If you have any questions regarding this matter, please contact Larry P. Medvinsky at (212) 878-8149 or Clifford R. Cone at (212) 878-3180. Thank you for your assistance in this matter.

Sincerely, iShares Delaware Trust Sponsor LLC Sponsor of iShares Gold Trust Micro

/s/ Paul S. Lohrey
Paul Lohrey Director, President and Chief Executive Officer

cc:	Deepa Damre, BlackRock, Inc. Marisa Rolland, BlackRock, Inc. Clifford R. Cone, Clifford Chance US LLP Larry P. Medvinsky, Clifford Chance US LLP